June 7, 2010

Via EDGAR and Facsimile

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guidance Software, Inc.

Form 10-K for the Year Ended December 31, 2009

Filed February 26, 2010

Registration No. 001-33197

Dear Mr. Gilmore:

We are in receipt of your letter dated May 28, 2010 requesting additional information regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. For your convenience, we have repeated your numbered comments in italics followed by our responses. References throughout this letter to “we,” “us,” “our” and “the Company” are to Guidance Software, Inc.

Form 10-K for the Year Ended December 31, 2009

General

1.	You state on pages 6 and 10 that you operate in, among other geographical areas of the world, Africa and the Middle East, regions generally understood to include Sudan, Syria, and Iran. Also, it appears that a drawdown menu on your website allows nationals of Iran and Sudan to request demonstration disks of your software solutions and subscribe to your mailing lists. Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contracts with Iran, Sudan, or Syria.

Please describe to us the nature and extent of your past, current, and anticipated contracts with Iran, Sudan, and Syria, if any, whether through subsidiaries, strategic partners, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, technology, software, or services that you have provided into Iran, Sudan, or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

Response: Our current export policy prohibits any product shipments, inter alia, to those countries designated by the Office of Foreign Assets Control (“OFAC”) as supporting terrorist activities, including Iran, Sudan, and Syria (the “Subject States”) and any other countries, organizations, or individuals subject to restrictions under OFAC rules and/or the Export Administration Regulations (“EAR”). Our policy requires that an export license be obtained prior to the shipment of any product subject to export restriction to government end-users in countries outside the non-restricted country list.1 We have enclosed a copy of our export policy. It is our stated policy that: “all employees comply with the U.S. Export Administration Regulations” and that “[n]o transactions are to be conducted by or on behalf of the Company contrary to U.S. export regulations.”2

We reviewed our internal electronic shipping records from January 2004, the earliest date tracked by our existing order management systems, through the date of this letter. The records reviewed indicate that there have been no shipments of any Guidance Software commercial product to any embargoed country. Furthermore, our records indicate that our only shipments to any of the Subject States were two shipments of demonstration disks, which are informational materials equivalent to marketing collateral that the Company considers to be within the exemptions found within 31 C.F.R. Parts 500, 538, 542 and 560, and not subject to the EAR per 15 C.F.R. § § 734.2 and 734.7. Demonstration disks contain hypothetical case information for illustrative purposes only and permit a very limited use of the software search functionality, well within the scope of OFAC Guidance 030203-FACRL-IA-01 (February 2, 2003) . One demonstration disk was sent to Sudan in August 2004 and one demonstration disk was sent to Iran in July of 2006.

Other than the two demonstration disks described above, our records do not evidence that we have shipped any other demonstration disks to any Subject State.

We have reviewed our contract database and confirmed that we do not have any existing agreements, commercial arrangements or contracts with any Subject State, whether through subsidiaries, strategic partners, distributors, resellers, or other direct or indirect arrangements. We do not expect to enter into any such agreements, commercial arrangements or contracts with any Subject State. Furthermore, we have updated our external Web site to remove the capability to accept future requests for the shipment of demonstration disks to any individual or organization in any Subject State.

[1]	See attached Export Compliance Policy at Section IV.A.
[2]	Id. at Section III.A.

Exhibits 31.1 and 31.2

2.	We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. We also note similar references in the certifications included in your Form 10-Q for the quarterly period ended March 31, 2010. Please note that the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual’s title.

Response: We confirm that in future filings we will omit the certifying individual’s title at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a).

Closing

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (626) 229-9191 x160 or Julian T. H. Kleindorfer at (213) 891-8371. Comments can also be sent via facsimile at (626) 316-5994.

Very truly yours,

/s/ Mark E. Harrington
Mark E. Harrington, Esq.
General Counsel and Corporate Secretary
Guidance Software, Inc.

Enclosures

cc.	Victor Limongelli, Esq.
Julian T. H. Kleindorfer, Esq.
James Burnett, Esq.
John R. Liebman, Esq.

POLICY	DEPARTMENT: Legal

EXPORT COMPLIANCE

POLICY NUMBER: CLEG005	REVISION DATE: April 14, 2008

I.	PURPOSE

This document establishes Guidance Software, Inc.’s (the “Company) policy on export compliance.

II.	SCOPE

This policy applies to all employees or agents of the Company wherever located worldwide. It is directly applicable to those involved in export administration, sales, contract review, order processing, shipping, engineering, marketing and related functions. It is imperative for all employees to be aware that they could be inadvertently involved in export activities via tasks such as emailing of encrypted software code to restricted countries, mailing of detailed white papers, or any international sales related activity involving encrypted software.

III.	POLICY

A.	It is the policy of the Company that all employees comply with the U.S. Export Administration Regulations. No transactions are to be conducted by or on behalf of the Company contrary to U.S. export regulations. Specifically, employees may not re-export any commodity, technology, or software unless appropriate authorization has been obtained.

B.	It is the policy of the Company that senior management are directly involved in assuring compliance to all regulations, maintaining quality compliance control programs and providing adequate staffing and resources.

C.	It is the policy of the Company to develop and maintain policies and procedures for all export related activities.

D.	Penalties: The possible penalties imposed by the Department of Commerce and any other affected government agencies could be significant. Violations of the U.S. Export Administration Regulations can result in criminal penalties, administrative penalties, or both. In addition, the Company may be subject to administrative action, including the suspension, revocation or denial of export privileges. Accordingly, the Company will view the failure of an employee to comply with this policy as a serious violation of company policy and the employee will be subject to disciplinary action. Disciplinary action may be taken up to and including termination. Of course, even if a violation occurs, it is always better to report the violation than to ignore that it occurred.

IV.	PROCEDURE

A.	At this time, export restriction exists for the following products:

•	Forensic with EDS

•	EnCase® Decryption Suite (EDS)

•	EnCase® PLSP

•	EnCase® Forensic Pro Suite

•	EnCase® Enterprise

•	EnCase® FIM

•	EnCase® FIM Pro Suite

•	EnCase® Enterprise

•	EnCase® Enterprise Pro Suite

•	Non-Restricted Countries are:

•

Australia, Austria, Belgium, Canada, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Japan, Latvia, Lithuania, Luxembourg, Malta, Netherlands, New Zealand, Norway, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden, Switzerland, United Kingdom

•	Some products cannot ship to certain end-users (denied parties)

•

Some products cannot ship to certain countries (The most restricted destinations are the embargoed countries and those countries designated as supporting terrorist activities, including Cuba, Iran, North Korea, Sudan, and Syria)

•	Export license must be obtained to ship the above products to govt. end-users in countries outside the non-restricted country list above

•	For the latest information, see http://www.access.gpo.gov/bis/ear/pdf/740.pdf

B.	For any international transactions, it is the responsibility of the Guidance employee interfacing with the customer to “know thy customer” and provide all required information to Operations for an export determination. The following information is required:

a.	An Ultimate Consignee form

b.	Answers to the following 4 questions:

1.	What is the percentage of government ownership or control of your business unit?

2.	How do you plan to specifically use Guidance Software products within your business unit?

3A.	Are there any foreign intelligence components to your business?

3B.	If so, please explain how foreign intelligence components are properly excluded from using Guidance Software products.

C.	When a quote is created, the database system (eFrontOffice) automatically checks product and country to determine if export restriction applies as long as the “ship to” field on the quote is correctly populated

D.	If the quote meets pre-defined “Hold” criteria (based on product/country), the following occurs:

•	Alert pops up notifying quote creator of the hold issue

•	Quote status changes to “Hold”, status reason changes to “Export”

•	Sales needs to click on pop-up alert to email primary approvers (Operations)

•	Operations determines if an export license needs to be obtained or if an existing license can be used

•	After the quote is approved by Operations, management approvals are required to be entered in eFrontOffice before the quote can be converted by Customer Service

V.	RESPONSIBILITY

It is the policy of the Company to report all suspicious transactions or known violations to the Legal Department.

VI.	EXCEPTION

Export Compliance Logic

Wednesday, September 17, 2008

Start Export Compliance Review
COUNTRY: Check Status
If the "Ship To" and "End Customer" countries are the same, only check based on that one country.
If the "Ship To" and "End Customer" countries are NOT the same, check based on both countries.
UNITED STATES
UNRESTRICTED (AKA friendly; 31 countries)
PRODUCT: License Required?
NO
Auto-Populate NLR
YES
Auto-Populate ENC
END
RESTRICTED
PRODUCT: License Required?
NO
Auto-Populate NLR
YES
APPROVE
Place Sales Order on Hold
YES
Approve or Reject?
REJECT
Send Notification to Export Team
Teleservice: Export Review Task List
Export Review Task List (Incomplete/ partial here)
1. GOV / RET check
2. Perform Research
3. Record notes
4. Lic. Acceptance
5. Review License
6. Manage Status
7. Apply License
8. Notify Approver
EMBARGOED
Cancel Order/ Quote

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